UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PERELLA WEINBERG PARTNERS
(Name of Subject Company and Filing Person (Issuer))
Warrants to Acquire Shares of Class A Common Stock
(Title of Class of Securities)
71367G110
(CUSIP Number of Class of Securities)
Vladimir Shendelman, Esq.
General Counsel
767 Fifth Avenue
New York, New York 10153
(212) 287-3200
(Name, address and telephone numbers, of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:
Joseph A. Coco, Esq.
Michael J. Schwartz, Esq.
Blair T. Thetford, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
(212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Perella Weinberg Partners, a Delaware corporation (the “Company,” “us” or “we”). This Schedule TO relates to an offer by the Company to each holder of the Company’s Warrants (as defined below) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.20 shares of Class A Common Stock in exchange for every outstanding Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated July 22, 2022 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).
Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Public Warrants (as defined below) to amend the warrant agreement, dated as of September 24, 2020 (the “Warrant Agreement”), by and between the Company (f/k/a FinTech Acquisition Corp. IV (“FTIV”)) and Continental Stock Transfer & Trust Company, as amended by Amendment No. 1 to Warrant Agreement, dated as of November 10, 2021, by and among the Company, Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company, LLC, as warrant agent, to permit the Company to require that each Warrant (including each Private Placement Warrant (as defined below)) that is outstanding upon the closing of the Offer be converted into 0.18 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 65% of the outstanding Public Warrants.
The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.
Item 1. Summary Term Sheet.
The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)Name and Address. The name of the issuer is Perella Weinberg Partners. The Company’s principal executive offices are located at 767 Fifth Avenue, New York, New York 10153, and its telephone number at such offices is (212) 287-3200.
(b)Securities. The subject securities are:
•the Warrants sold as part of the units in FTIV’s initial public offering of FTIV’s securities that closed on September 29, 2020 (the “IPO”) (whether they were purchased in the IPO or thereafter in the open market) (the “Public Warrants”); and
•the Warrants sold as part of the units in a private placement that occurred simultaneously with the IPO (the “Private Placement Warrants”). The terms of the Private Warrants are identical to the Public Warrants, except that the Private Warrants are exercisable for cash or on a cashless basis and are not redeemable by the Company, in each case, so long as they are still held by FinTech Investor Holdings IV, LLC or FinTech Masala Advisors, LLC or their permitted transferees.
The Public Warrants and the Private Placement Warrants are referred to herein collectively as the “Warrants.” Each Warrant entitles the holder to purchase one share of our Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment pursuant to the Warrant Agreement. The Warrants are listed on the Nasdaq Global Select Market under the symbol “PWPPW.” As of July 19, 2022, 7,869,975 Warrants were outstanding, consisting of 7,666,642 Public Warrants and 203,333 Private Placement Warrants.

(c)Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a)Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s directors and executive officers as of July 21, 2022 are listed in the table below.

Name	Position
Peter A. Weinberg	Chairman and Chief Executive Officer
Joseph R. Perella	Chairman Emeritus
Robert K. Steel	Vice Chairman
Gary S. Barancik	Chief Financial Officer
Dietrich Becker	Co-President and Director
Andrew Bednar	Co-President and Director
Vladimir Shendelman	General Counsel
Daniel G. Cohen	Director
Elizabeth Fascitelli	Director
Kristin W. Mugford	Director
Jorma Ollila	Director
Ivan G. Seidenberg	Director
Jane C. Sherburne	Director
The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation-Interests of Directors, Executive Officers and Others” is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.
(b)Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(a)Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation,” “Market Information, Dividends and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” and “Description of Securities” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Transactions, and Director Independence” in Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2022 is also incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.
(c)Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing stockholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its Board of Directors determines that any such transactions are in the best interest of the Company. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its stockholders from any such transaction.
Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The Nasdaq Global Select Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.
Item 7. Source and Amount of Funds or Other Consideration.
(a)Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Source and Amount of Funds” is incorporated herein by reference.
(b)Conditions. Not applicable.
(c)Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.
(b)Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Warrants in the last 60 days.
3

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.
Item 10. Financial Statements.
(a)Financial Information. The financial information included as Item 8 in Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2021, filed with the SEC on July 7, 2022, as well as the financial statements and other financial information included as Part I—Item 1 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on May 5, 2022 is incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.
(b)Pro Forma Information. The pro forma financial information set forth in the sections of the Prospectus/Offer to Exchange entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Comparative Per Share Information” is incorporated herein by reference.
Item 11. Additional Information.
(a)Agreements, Regulatory Requirements and Legal Proceedings.
(1)The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and in the section of Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2021, filed with the SEC on July 7, 2022, entitled “Certain Relationships and Related Transactions; and Director Independence” is incorporated herein by reference.
(2)The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.
(3)Not applicable.
(4)Not applicable.
(5)None.
(b)Not applicable.
Item 12. Exhibits.
(a)Exhibits.

Exhibit No.	Description
(a)(l)(A)
Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on July 22, 2022).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 22, 2022).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 22, 2022).

Exhibit No.	Description
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 22, 2022).

(a)(1)(E)
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 22, 2022).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).
(a)(5)	Press Release, dated July 22, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 22, 2022).
(b)	Not applicable.
(d)(i)
Business Combination Agreement, dated as of December 29, 2020, by and among FinTech Acquisition Corp. IV, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC, PWP Holdings LP, PWP GP LLC, PWP Professional Partners LP and Perella Weinberg Partners LLC (incorporated by reference to Exhibit 2.1 to FinTech Acquisition Corp. IV’s Current Report on Form 8-K/A, filed with the SEC on December 31, 2020).

(d)(ii)
Restated Certificate of Incorporation of Perella Weinberg Partners (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-261785), filed with the SEC on January 13, 2022).

(d)(iii)	Amended and Restated Bylaws of Perella Weinberg Partners (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).
(d)(iv)	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).
(d)(v)
Warrant Agreement, dated September 24, 2020, by and between FinTech Acquisition Corp. IV and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to FinTech Acquisition Corp. IV’s Current Report on Form 8-K, filed with the SEC on September 30, 2020).

(d)(vi)
Amendment to Warrant Agreement, dated November 10, 2021, by and among Perella Weinberg Partners, Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1 (File No. 333-261785) filed with the SEC on December 21, 2021.

(d)(vii)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to FinTech Acquisition Corp. IV’s Current Report on Form 8-K/A, filed with the SEC on December 31, 2020).
(d)(viii)
Amended and Restated Registration Rights Agreement, dated June 24, 2021, by and among the Company, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC and the other Holders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

(d)(ix)
Stockholders Agreement, dated June 24, 2021, by and between the Company and PWP Professional Partners LP (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

(d)(x)
Tax Receivable Agreement, dated June 24, 2021, by and between the Company, PWP Holdings LP, PWP Professional Partners LP and certain partners party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

(d)(xi)
Sponsor Share Surrender and Share Restriction Agreement, dated as of December 29, 2020, by and among PWP Holdings LP, FinTech Acquisition Corp. IV, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC and the other parties thereto (incorporated by reference to Exhibit 10.5 to FinTech Acquisition Corp. IV’s Current Report on Form 8-K/A, filed with the SEC on December 31, 2020).

Exhibit No.	Description
(d)(xii)
Amendment to Sponsor Share Surrender and Share Restriction Agreement, dated as of May 4, 2021, by and among PWP Holdings LP, FinTech Acquisition Corp. IV, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC and the other parties thereto (incorporated by reference to FinTech Acquisition Corp. IV’s definitive proxy statement, filed with the SEC on May 27, 2021).

(d)(xiii)
Amended and Restated Agreement of Limited Partnership of PWP Holdings LP, dated as of June 24, 2021, by and among PWP GP LLC, the Company, PWP Professional Partners LP, and the other limited partners party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

(d)(xiv)
Amended and Restated Limited Liability Company Agreement of PWP GP LLC, dated June 24, 2021 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

(d)(xv)	Perella Weinberg Partners 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).
(d)(xvi)
French Sub-Plan Under the Perella Weinberg Partners 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

(d)(xvii)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).
(d)(xviii)
Letter Agreement, dated September 24, 2020, by and among FinTech Acquisition Corp. IV and certain of its security holders, officers and directors (incorporated by reference to Exhibit 10.1 to FinTech Acquisition Corp. IV’s Current Report on Form 8-K, filed with the SEC on September 30, 2020).

(d)(xiv)
Employment Agreement, dated as of August 11, 2021, by and between Perella Weinberg Partners, PWP Employer LP and Peter A. Weinberg (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021).

(d)(xv)
Employment Agreement, dated as of August 11, 2021, by and between Perella Weinberg Partners, PWP Employer LP and Andrew Bednar (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021).

(d)(xvi)
Employment Agreement, dated as of August 11, 2021, by and between Perella Weinberg Partners, PWP Employer LP and Dietrich Becker (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021).

(d)(xvii)
Form of Director Restricted Stock Unit Award Agreement (One-Time Award) (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021).

(d)(xviii)
Form of Director Restricted Stock Unit Award Agreement (Annual Base Retainer Award) (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021).

(d)(xix)	Form of Dealer Manager Agreement (incorporated by reference to exhibit 10.18 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 22, 2022).
(d)(xx)
Tender and Support Agreement, dated as of July 21, 2022, by and between the Company and each of the persons listed on Schedule A thereto (incorporated by reference to exhibit 10.19 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 22, 2022).

(g)	Not applicable.
(h)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 22, 2022).
(b)Filing Fee Exhibit.
Filing Fee Table.
Item 13. Information Required By Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERELLA WEINBERG PARTNERS

	By:	/s/ Gary S. Barancik
Gary S. Barancik
Chief Financial Officer
Dated: July 22, 2022